Exhibit 99.1

SaverOne Granted New European Patent Strengthening its 23
Patent IP Portfolio in Multi-Billion Dollar Safety Transportation
Market

Petah Tikvah, Israel, May 14, 2024 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in disruptive transportation safety solutions, is pleased to announce the award of a new patent to the Company by the European Patent Office. The patent, numbered EP3158718, is entitled ’System and Methods to Facilitate Safe Driving’.

This newly granted patent encompasses SaverOne’s innovative system and groundbreaking methods that employ machine learning and channel fingerprinting techniques. These core technologies provide selective blocking that are designed to restrict certain functions of the driver’s mobile phone while preserving full operation of other mobile devices within the vehicle. This targeted approach ensures that specifically the driver of the car is not distracted by his cellphone which is a major cause of accidents, enhancing the safety of all road users.

With the addition of this patent, SaverOne’s portfolio now includes 23 patents, comprising 11 granted patents and 12 pending patent applications. These patents are filed in key markets such as the US, China, Israel, the United Kingdom, and the European Union, reflecting the Company’s strategy for global expansion.

“The granting of this new European patent is a testament to the innovation SaverOne brings to transportation safety,” said Ori Gilboa, CEO of SaverOne. “With our strong patent portfolio, we are well-positioned to protect our intellectual property and maintain our leadership position while growing and expanding globally. SaverOne continues to build on its leadership in developing technologies that enhance road safety and protect all road users.”

About SaverOne’s Systems

SaverOne’s system provides in-vehicle solutions to the problem of drivers using distracting mobile applications in a way that endangers their safety and the safety of all other road users. This phenomenon is considered one of the main causes of road accidents in the world. According to the Centers for Disease Control and Prevention (CDC), each year 1.4 million people globally are killed in car accidents and the annual cost of road accidents is estimated at close to $2 trillion. Up to a quarter of accidents are estimated to be related to the use of mobile phones while driving. SaverOne’s technology specifically identifies the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing other applications such as navigation and phone calls, without requiring user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, including public transportation and buses that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses vehicle fleets with focus on the Israeli, European and American markets, as well as other markets around the world. SaverOne believes that increased focus on monitoring and prevention of cellular distraction systems in vehicles, especially driven by expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology to customers as an aftermarket solution, as well as address OEM vehicle manufacturers to install the Company’s protection technologies during the vehicle manufacturing process.

SaverOne has also developed a Vulnerable Road User (VRU) solution with the potential to significantly enhance the performance of Advanced Driver Assistance System (ADAS) sensors through a superior ability to deal with NLoS (non-line of sight) situations as well as adverse weather conditions and low-visibility. This solution identifies the exact location and direction of movement of the VRUs via their cellphone’s RF footprint from their cellphone signal. This safety solution enables the avoidance of a collision by early detection of VRUs such as pedestrians or cyclists in the vicinity of the vehicle.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone’s RF footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of SaverOne’s technology to substantially improve the safety of drivers; SaverOne’s planned level of revenues and capital expenditures; SaverOne’s ability to market and sell its products; SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts; SaverOne’s intention to use local distributors in each country or region that it will conduct business to distribute our products or technology; SaverOne’s plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of its currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and our operating expenses; interpretations of current laws and the passage of future laws; acceptance of SaverOne’s business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and our belief that we maintain good relations with all of its employees; any resurgence of the COVID-19 pandemic and its impact on SaverOne’s business and industry; security, political and economic instability in the Middle East that could harm SaverOne’s business, including due to the current war between Israel and Hamas; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft
+1 212 378 8040
saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat
John@theinvestor.co.il